Exhibit 99.1

The Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

POLL RESULTS OF 2013 SECOND EXTRAORDINARY GENERAL MEETING

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CHANGE OF DIRECTORS AND SUPERVISORS

The board (the "Board") of directors (the "Directors") of China Southern Airlines Company Limited (the "Company") and all of its members confirm that this announcement does not contain any misrepresentation, misleading statement or material omission, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the contents of this announcement.

POLL RESULTS OF EGM

The second extraordinary general meeting for the year 2013 of the Company (the "EGM") was held at 8:30 a.m. on Thursday, 26 December 2013 at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC. The EGM was convened by the Board and presided by Mr. Si Xian Min, the Chairman of the Board. Some Directors and supervisors of the Company attended the EGM. Some members of the senior management of the Company also attended the EGM. No resolutions proposed at the EGM were being vetoed or amended.

As at the date of the EGM, there were 9,817,567,000 shares (the "Shares") of the Company in issue, which was the total number of Shares entitling the holders to attend and vote for or against the resolutions proposed at the EGM. 24 shareholders and authorized proxies holding an aggregate of 6,504,909,186 Shares carrying voting rights, representing approximately 66.26% of the total issued share capital of the Company, were present at the EGM.

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Number of shareholders and authorized proxies attended the meeting	24
Of which: number of A shareholders	22
number of H shareholders	2
Total number of voting shares held	6,504,909,186 Shares
Of which: total number of shares held by A shareholders	4,892,205,686 Shares
total number of shares held by H shareholders	1,612,703,500 Shares
Percentage of the total number of voting shares of the Company	66.26%
Of which: percentage of shares held by A shareholders	49.83%
percentage of shares held by H shareholders	16.43%

China Southern Air Holding Company and its associates, who were directly and indirectly holding an aggregate of 5,214,820,000 Shares as at the date of this announcement, are required to abstain from voting in relation to resolution No.3. As such, China Southern Air Holding Company and its associate Nan Lung Holding Limited (holding 4,150,050,000 A Shares and 1,033,650,000 H Shares, respectively), which are connected persons of the Company, had abstained from voting in relation to resolution No. 3.

Save as disclosed above, there was no restriction on any shareholder of the Company casting votes on any of the proposed resolutions at the EGM, and there was no Share entitling the holders to attend and vote only against the resolutions proposed at the EGM. No shareholder is required to abstain from voting on any of the resolutions proposed at the EGM.

All resolutions as set out in the notice of the EGM were duly passed and the poll results are as follows:

Ordinary Resolutions			For	For (%)	Against	Against (%)	Abstain	Abstain (%)	Results
1.	to consider and approve the re-election and election of Directors for the seventh session of the Board:
	1.1	to consider and approve the re-election of Mr. Si Xian Min as a non-executive Director of the Company to hold office until the expiry of the term of the seventh Session of the Board.	6,457,552,058	99.2720%	46,635,756	0.7169%	721,372	0.0111%	Passed

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1.2	to consider and approve the re-election of Mr. Wang Quan Hua as a non-executive Director of the Company to hold office until the expiry of the term of the seventh Session of the Board.	6,467,458,191	99.4243%	37,301,395	0.5734%	149,600	0.0023%	Passed
1.3	to consider and approve the re-election of Mr. Yuan Xin An as a non-executive Director of the Company to hold office until the expiry of the term of the seventh Session of the Board.	6,467,508,441	99.4250%	37,223,095	0.5722%	177,650	0.0027%	Passed
1.4	to consider and approve the re-election of Ms. Yang Li Hua as a non-executive Director of the Company to hold office until the expiry of the term of the seventh Session of the Board.	6,467,521,819	99.4252%	37,267,195	0.5729%	120,172	0.0018%	Passed
1.5	to consider and approve the re-election of Mr. Tan Wan Geng as an executive Director of the Company to hold office until the expiry of the term of the seventh Session of the Board.	6,468,674,491	99.4430%	36,113,095	0.5552%	121,600	0.0019%	Passed

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1.6	to consider and approve the re-election of Mr. Zhang Zi Fang as an executive Director of the Company to hold office until the expiry of the term of the seventh Session of the Board.	6,468,666,091	99.4428%	36,121,495	0.5553%	121,600	0.0019%	Passed
1.7	to consider and approve the re-election of Mr. Xu Jie Bo as an executive Director of the Company to hold office until the expiry of the term of the seventh Session of the Board.	6,468,661,891	99.4428%	36,097,695	0.5549%	149,600	0.0023%	Passed
1.8	to consider and approve the re-election of Mr. Li Shao Bin as an executive Director of the Company to hold office until the expiry of the term of the seventh Session of the Board.	6,468,674,491	99.4430%	36,085,095	0.5547%	149,600	0.0023%	Passed
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1.9	to consider and approve the re-election of Mr. Wei Jin Cai as an independent non-executive Director of the Company to hold office until the expiry of the term of the seventh Session of the Board.	6,475,436,799	99.5469%	29,349,750	0.4512%	122,637	0.0019%	Passed
1.10	to consider and approve the re-election of Mr. Ning Xiang Dong as an independent non-executive Director of the Company to hold office until the expiry of the term of the seventh Session of the Board.	6,475,377,586	99.5460%	29,382,000	0.4517%	149,600	0.0023%	Passed
1.11	to consider and approve the re-election of Mr. Liu Chang Le as an independent non-executive Director of the Company to hold office until the expiry of the term of the seventh Session of the Board.	6,475,373,386	99.5459%	29,414,200	0.4522%	121,600	0.0019%	Passed
1.12	to consider and approve the election of Mr. Tan Jin Song as an independent non-executive Director of the Company to hold office until the expiry of the term of the seventh Session of the Board.	6,474,145,120	99.5271%	30,585,379	0.4702%	178,687	0.0027%	Passed

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2.	to consider and approve the re-election of Supervisors for the seventh session of the Supervisory Committee:
	2.1	to consider and approve the re-election of Mr. Pan Fu as a Supervisor representing the Shareholders of the Company to hold office until the expiry of the term of the seventh Session of the Supervisory Committee.	6,470,308,697	99.4681%	34,480,317	0.5301%	120,172	0.0018%	Passed
	2.2	to consider and approve the re-election of Mr. Li Jia Shi as a Supervisor representing the Shareholders of the Company to hold office until the expiry of the term of the seventh Session of the Supervisory Committee.	6,429,762,094	98.8448%	75,025,492	1.1534%	121,600	0.0019%	Passed

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	2.3	to consider and approve the re-election of Ms. Zhang Wei as a Supervisor representing the Shareholders of the Company to hold office until the expiry of the term of the seventh Session of the Supervisory Committee.	6,429,791,194	98.8452%	74,996,392	1.1529%	121,600	0.0019%	Passed
3.	to consider and approve the financial services framework agreement dated 8 November 2013 entered into between Southern Airlines Group Finance Company Limited and the Company;		1,048,245,797	79.3399%	272,160,417	20.5993%	802,972	0.0608%	Passed

Special Resolutions		For	For (%)	Against	Against(%)	Abstain	Abstain(%)	Results
4.	to consider and approve the amendment to the Articles of Association and its appendixes (the Procedural Rules of the Shareholders’ General Meeting, the Procedural Rules of Board of Directors and the Procedural Rules of Supervisory Committee) (as set out in the Notice of EGM dated 11 November 2013)	6,429,894,660	98.8468%	74,732,478	1.1489%	282,048	0.0043%	Passed

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More than 50% of the total valid voting rights held by attending shareholders and authorized proxies were cast in favour of resolutions No. 1 to No. 3. More than 2/3 of the total valid voting rights held by attending shareholders and authorized proxies were cast in favour of resolutions No.4. For the sub-resolutions (1) - (12) of resolution No. 1 and sub-resolutions (1) - (3) of resolution No.2 above, "cumulative voting" has been used.

According to the requirements of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), PricewaterhouseCoopers was appointed as the scrutineer in respect of votings at the EGM. (Note)

Lv Hui and Zhou Xia, PRC lawyers from Z & T Law Firm, attended the EGM and issued a legal opinion stating that the convening and holding of the EGM, the procedures for the holding of the EGM, the eligibility of the persons who attended the EGM and the procedures for voting at the EGM are in compliance with the PRC Company Law, the Regulation of the Shareholders’ Meeting of a Listed Company, and the Articles of Association of the Company, and that the resolutions passed at the EGM are lawful and valid.

Note:	The poll results were subject to scrutiny by PricewaterhouseCoopers,Certified Public Accountants, whose work was limited to certain procedures requested by the Company to agree the poll results summary prepared by the Company to poll forms collected and provided by the Company to PricewaterhouseCoopers. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement made in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

CHANGE OF DIRECTORS AND SUPERVISORS

The Company is pleased to announce that, Mr. Si Xian Min, Mr. Wang Quan Hua, Mr. Yuan Xin An and Ms. Yang Li Hua are elected as the non-executive Directors of the seventh session of the Board for a term of three years; Mr. Tan Wan Geng, Mr. Zhang Zi Fang, Mr. Xu Jie Bo and Mr. Li Shao Bin are elected as the executive Directors of the seventh session of the Board for a term of three years; and Mr. Wei Jin Cai, Mr. Ning Xiang Dong, Mr. Liu Chang Le and Mr. Tan Jin Song are elected as the independent non-executive Directors of the seventh session of the Board for a term of three years, after approval by the shareholders at the EGM. All the independent non-executive Directors have met the independence requirements as set out in Rule 3.13 of the Listing Rules.

Mr. Pan Fu, Mr. Li Jia Shi and Ms. Zhang Wei are elected as the shareholders' representative supervisors of the seventh session of the Supervisory Committee of the Company (the "Supervisory Committee") for a term of three years, after approval by the shareholders at the EGM. Ms. Yang Yi Hua and Mr. Wu De Ming were elected as the employees' representative supervisors of the seventh session of the Supervisory Committee as elected by the 23rd joint meeting of the third session of employees' representatives meeting of the Company.

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The term of the new session of the Board and Supervisory Committee will last for three years commencing from the conclusion of EGM. Each Director and Supervisor will enter into a service contract with the Company.

Mr. Gong Hua Zhang, acting as an independent non-executive Director for the consecutive six years, was not stand for re-election as independent non-executive Director of seventh session of the Board according to the relevant laws and regulations. The term of office of Mr. Gong Hua Zhang expired upon the conclusion of the EGM and Mr. Gong Hua Zhang resigned as the chairman of the audit committee, the member of the nomination committee and the member of remuneration and assessment committee of the Company upon the conclusion of the EGM. In addition, due to the results of the joint meeting of the employees’ representatives meeting, the term of office of Mr. Liang Zhong Gao expired upon the conclusion of the EGM. Mr. Gong Hua Zhang and Mr. Liang Zhong Gao confirm that there is no disagreement between them and the Company and there is no matter in relation to their retirement that need to be brought to the attention of the shareholders of the Company.

The Board and the Supervisory Committee would like to take this opportunity to thank all members of the sixth session of the Board and the Supervisory Committee, especially Mr. Gong Hua Zhang and Mr. Liang Zhong Gao for their valuable contribution to the Company during the tenure of their services and to welcome Mr. Tan Jin Song to join the Board as an independent non-executive Director and Mr. Wu De Ming to join the Supervisory Committee as an employees' representative supervisor.

The biographies and the emolument information of the re-elected and elected Directors and supervisors have been set out in announcements of the Company dated 6 November and 7 November 2013 and the appendices of the circular of the Company dated 11 November 2013.

Save as disclosed above and the circular of the Company dated 11 November 2013, as at the date the announcement, (i) the newly appointed Directors and supervisors have not held any directorships in other publicly listed companies in the last three years; (ii) none of the above newly appointed Directors and supervisors had any relationship with any Directors, supervisors, senior management, substantial or controlling shareholders of the Company; (iii) none of the above newly appointed Directors and supervisors had any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong); and (iv) there is no other matter relating to the appointment of the above Directors and supervisors that needs to be brought to the attention of the shareholders, nor is there any other information to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) to (v) of the Listing Rules.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

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26 December 2013

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang , Xu Jie Bo and Li Shao Bin as executive Directors; and Wei Jin Cai, Ning Xiang Dong, Liu Chang Le and Tan Jin Song as independent non-executive Directors.

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